希慎興業有限公司
Hysan Development Company Limited

Hysan希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk



Our Ref : SEC/TW/USSEC/L230-08cc
Your Ref :

14 October 2008

Exemption No. 82-1617

**BY AIR MAIL**

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549, [redacted]
USA
Mailstop: 3-2



Dear Sirs,

**Hysan Development Company Limited (the "Company"), Exemption No. 82-1617**

We, a company incorporated in Hong Kong, furnish copies of the following documents (in English version only) regarding increase in issued share capital of the Company for your kind attention and record:-

(1) Regulatory Announcement dated 13 October 2008 released on London Stock Exchange; and

(2) Overseas Regulatory Announcement dated 13 October 2008 released on Hong Kong Stock Exchange.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED



Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PLW

10/27

# Regulatory Announcement

Go to market news section

RECEIVED

2008 OCT 27 A 11:-0

ICE OF INTERNATIONAL CORPORATE FINANCE

| | |
|---|---|
| **Company** | Hysan Dev |
| **TIDM** | HDV |
| **Headline** | Increase in issued share capital |
| **Released** | 09:03 13-Oct-08 |
| **Number** | 6699F09 |

RNS Number : 6699F
Hysan Development
13 October 2008

**HYSAN DEVELOPMENT COMPANY LIMITED ("HYSAN")**

**Increase in issued share capital**

Hysan announces that the following new ordinary shares of HK$5 each were issued during September 2008:

On 4 September 2008, 13,000 ordinary shares were issued at a subscription price of HK$15.85 each on exercise by an eligible employee of options held under the Hysan executive share option scheme.

On 12 September 2008, 497,042 ordinary shares were issued at an issue price of HK$21.59 each by way of scrip dividend.

Application has been made to the London Stock Exchange for admission to trading of the new shares on the International Bulletin Board.

On behalf of the Board
Wendy W.Y.Yung
Executive Director and Company Secretary

*As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.*

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RECEIVED
2008 OCT 27 A 11:-0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Hysan 希慎

# Hysan Development Company Limited
希慎興業有限公司

*(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)*
(Stock Code：00014)

## OVERSEAS REGULATORY ANNOUNCEMENT

*The following is the text of an announcement released to the London Stock Exchange on which Hysan Development Company Limited (the "Company") is admitted to trading on the International Bulletin Board.*

13 October 2008

**Increase in issued share capital**

Hysan announces that the following new ordinary shares of HK$5 each were issued during September 2008 :

On 4 September 2008, 13,000 ordinary shares were issued at a subscription price of HK$15.85 each on exercise by an eligible employee of options held under the Hysan executive share option scheme.

On 12 September 2008, 497,042 ordinary shares were issued at an issue price of HK$21.59 each by way of scrip dividend.

Application has been made to the London Stock Exchange for admission to trading of the new shares on the International Bulletin Board.

On behalf of the Board
**Wendy W.Y. Yung**
*Executive Director and Company Secretary*

*As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.*

END